United States securities and exchange commission logo





                              March 17, 2022

       K. Bryce Toussaint
       Chief Executive Officer
       Principal Solar, Inc.
       100 Crescent Court, Suite 700
       Dallas, TX 75201

                                                        Re: Principal Solar,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed February 23,
2022
                                                            File No. 024-11809

       Dear Mr. Toussaint:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A

       Business, page 29

   1. Please expand your disclosure to discuss in greater detail your electric vehicle business, including quantifying
your minority interest in eTruck and describing the material terms of your licensing
agreement with IPLT for the exclusive and non-exclusive right to manufacture and
distribute fully electric heavy vehicles in North American markets and acquisition of Double H
Services. In addition, please clarify Double H Services' current business. In that
regard, we note that here you describe Double H Services as a trucking company, but page F-10
describes it as a company providing contracted oilfield services to 16 companies.
       Exhibits

   2. Please file your licensing agreement with IPLT and any agreement related to your acquisition of Double H
Services and investment in eTruck as exhibits to this offering
 K. Bryce Toussaint
Principal Solar, Inc.
March 17, 2022
Page 2
       statement, or tell us why you believe you are not required to do so. Refer to Part III, Item
       17(6) of Form 1-A.
3. Please have counsel revise its opinion to opine on all securities covered by the offering statement, including the 21,591,050 shares to be offered by the selling shareholder.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Karina Dorin, Staff
Attorney, at (202) 551-3763 with any questions.



                                                              Sincerely,
FirstName LastNameK. Bryce Toussaint
                                                              Division of
Corporation Finance
Comapany NamePrincipal Solar, Inc.
                                                              Office of Energy
& Transportation
March 17, 2022 Page 2
cc:       Eric Newlan
FirstName LastName